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SEC[illegible]ISSION

06009793

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 18860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaSalle St. Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

940 North Industrial Drive
(No. and Street)

Elmhurst	IL	60126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Schlesser — 630-600-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

14300 Ravinia, Suite 200	Orland Park	IL	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 203

PROCESSED AUG 31 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel J. Schlesser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaSalle St. Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
MICHELLE R DUDZIK
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/21/09

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LASALLE ST. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

CONTENTS

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Member of
LaSalle St. Securities, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of LaSalle St. Securities, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LaSalle St. Securities, LLC as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Mulcahy, Pauritsch, Salvador & Co., LTD.

February 16, 2006
Orland Park, Illinois

14300 Ravinia Ave. • Suite 200 • Orland Park, IL 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

LASALLE ST. SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	1,461,163
Cash segregated under federal and other regulations		175,000
Receivables from broker-dealers and clearing organization		976,442
Accounts receivable		619,507
Deposit with clearing organizations		112,858
Securities owned, at market		4,737,573
Due from affiliates		111,210
Notes receivable, less allowance for doubtful accounts of $150,000		480,000
Equipment and leasehold improvements, less accumulated depreciation of $551,872		292,747
Exchange membership, at cost		25,000
Total assets	$	8,991,500

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	449,960
Commissions payable to broker-dealers		2,455,710
Accrued payroll		642,762
Accrued other		34,990
Due to affiliate		100,709
Securities sold, not yet purchased, at market		9,837
Total liabilities		3,693,968
Member's equity		5,297,532
Total liabilities and member's equity	$	8,991,500

See notes to statement of financial condition.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Delaware limited liability company that is owned by McDermott Holdings I Limited Partnership. The Company provides investment related services for companies and individuals throughout the United States.

Estimates

Management uses estimates and assumptions in preparing the statement of financial condition. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash Segregated Under Federal Regulations

Cash of $175,000 has been segregated in a special reserve bank account for the benefit of customers and commission recapture amounts to be remitted to customers.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Accounts and Notes Receivable

Accounts receivable represent amounts due for commissions and fees earned on investment transactions performed on behalf of customers. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

Notes receivable are comprised of uncollateralized advances made to unrelated parties which have various interest rates and maturity dates. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customers and entities comprising the Company's accounts and notes receivable balances, adverse situations that may affect the customer's and entities' ability to pay, and current economic conditions. Accounts and notes receivable are charged off when management deems the receivable balance to be uncollectible.

Depreciation

Equipment and leasehold improvements are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

NOTE 2. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold, but not yet purchased
Corporate bonds	$ 69,990	$ 0
Corporate stocks	80,316	4,873
Obligations of U.S. government	2,976,672	4,964
Other securities	1,610,595	0
Total	$ 4,737,573	$ 9,837

NOTE 3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2005, equipment and leasehold improvements consisted of the following:

Equipment	$ 711,653
Furniture and fixtures	101,979
Leasehold improvements	30,987
Total	$ 844,619

NOTE 4. RELATED PARTY TRANSACTIONS

The Company shares common ownership with several affiliated companies.

During the year ended December 31, 2005, the Company provided various administrative and operating services to affiliated companies for which they were paid $166,482.

The Company leased office space from an affiliated company on a month-to-month basis through January, 2005. The Company was responsible for paying minimum rent and real estate taxes on the leased property under this agreement. In January, 2005, this property was sold and the Company leased space from an unrelated party through July, 2005. At that time, the Company changed locations and again began leasing office space from the affiliated company on a month to month basis. The Company is responsible for minimum rent under the current agreement. Rent expense for the year ended December 31, 2005 was $278,982. Real estate taxes for the year ended December 31, 2005 were $7,227.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of $3,914,162 and $250,000, respectively. The Company's net capital ratio was 0.941 to 1. The net capital rule may effectively restrict the payment of cash dividends.

NOTE 6. CONTINGENCIES

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

Litigation

The Company is a defendant in various lawsuits incidental to its securities and commodities business. The Company has accrued $212,000 relating to potential settlements. Management of the Company, after consultation with outside legal counsel, believes that the resolution of the remainder of the lawsuits will not result in any material adverse effect on the Company's financial position.

NOTE 7. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company enters into transactions involving options and corporate equity securities for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the financial statements. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

NOTE 8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company's accounts receivable and clearing deposits are maintained by one clearing organization. The Company has not experienced any losses on such accounts.

NOTE 9. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES, AND PRIVILEGES

The Company is a Delaware limited liability company established September 1, 1999 with a term that is perpetual. The Company's Operating Agreement specifies the following information relating to its members:

Members' liability limitation
Rights and obligations of members
Members' contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of members' interests
Additional members